SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports
under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Numbers:
333-44473
333-77905

The Holmes Group, Inc.
(Exact name of registrant as specified in its charter)

One Holmes Way
Milford, MA 01757
(Address, including zip code, and telephone number,
including area code, of
registrant’s principal executive offices)

9-7/8% Series B Senior Subordinated Notes Due 2007
9-7/8% Series D Senior Subordinated Notes Due 2007
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6 -----	☒

Approximate number of holders of record as of the certification or notice date:          45

Pursuant to the requirements of the Securities Exchange Act of 1934, The Holmes Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 7, 2004	BY:	/s/ John M. Kelliher

Chief Financial Officer